Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a presentation that was given by Marius Kloppers, Chief Executive Officer, BHP Billiton to the Melbourne Mining Club.

BHP Billiton The Melbourne Mining Club 23 June 2008

Disclaimer

The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

The Melbourne Mining Club	BHP Billiton plc – Investor Relations

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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Marius Kloppers

Chief Executive Officer, BHP Billiton

I.	Preamble

Thank you, Peter, er, and thank you to everybody that has joined us here today. We heard a lot about London, we’ve heard a lot about Melbourne and we’ve have heard about the relationship between the two cities. Perhaps, er, to quickly reflect, again, Australia’s economy was built on its exports to Great Britain. The early years saw wool and then gold, as we heard before, shipped to the UK to create wealth. In, er, more recent times the range of exports has grown to include cultural icons like Kylie Minogue, Neighbours and as we heard before, Shane Warne. And, um, I hear some giggling at the back, please keep your opinions to yourself. I will leave it to each individual to decide whether the latter is a good or bad thing. And, um, it is no way tied to my next comment, which is about witnessing another edition, that of Melbourne Mining Club lunches here in London. Um, for many years a great institution in Australia, today is the second , um, Melbourne Mining Club, um, lunch here in London.

II.	London-Melbourne Relationship

So, we’ve heard about London and Melbourne, um, and we’ve heard about the importance of resources to London as a city, er, to the UK economy and how London acts as a financing centre for much of the world’s, um, minerals economy. Natural resources stocks now account for around 35% of the FTSE 100, and that has continuously increased over the last couple of years. And I have to go off script here for just a second and reflect on a, an article that I read in the press over the last couple of days that commented on this fact that mining and petroleum stocks now, er, accounted for more than a third of the FTSE 100 and described the quality of earnings of these companies as ‘low quality’ earnings. I stepped back and I said, ‘boy,, er, this is a really quite a statement against a backdrop of what we’ll see as being in a sector that is exposed to, to growth to a sector where real growth is achievable, where we see long-term demand, where we see the resources in the ground to underpin the growth. And then to describe this sort of resource growth as part of the FTSE as a bad thing, I just thought that I had to comment in that today.

But in any case, there are clearly synergies between the two cities. Um, for some of us more personally than others the Melbourne-London connection has been a significant part of our structure for many years. And in fact, BHP Billiton was first quoted on the London Stock Exchange more than a century ago in 1890. And today, while the head office remains in Melbourne we have got two corporate centres, er, for the company on a global basis, one here in the UK and one in Melbourne. And, er, as part of that global experience of the linkage between the two cities, I think we single-handedly, on a non-discriminatory basis underwrite both QANTAS and, er, and BA’s Australia-UK services. In any case, it’s a great honour to be here today.

III.	Mining – The Industry of the Moment

Looking back, it’s not that long ago that our industry was seen by many as the dinosaur, the ‘old economy’, playing second fiddle to the ‘new economy’. And today we can all at least deserve, er, a

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little of an appreciation and perhaps bask a little bit in the renewed appreciation in the resources sector. This industry is a critical one. It’s a critical one for the developing economies; it is a critical one for lifting hundreds of millions of people out of poverty with the products that they require for their daily lives. And I have no doubt that apart from this moral perspective, that also from many other perspectives, this is the industry to be in, the industry of the moment, and I would say that as far as the mining industry goes, a moment or, er, a position of unprecedented opportunity for all of us.

And I want to talk to you about this opportunity, I want to talk to you about how BHP Billiton is approaching this opportunity, and I want to talk to you about why we are uniquely positioned to benefit from the demand for natural resources in future. I’d also like to take a little bit of a look on how the, er, industry has changed, how it continues to adapt to new challenges and how in some cases it leads the demands of a modern world and its evolving challenges. Now, I am happy to say that today – I’m not that sure, actually, did they get the disclaimer down to two slides or not? But in any case, in Melbourne a couple of weeks ago, we were, er, we were on three pages. I think we got it down to two pages. I have to draw your attention and unfortunately to this admittedly lengthy disclaimer. Er, it is a little bit daunting, but it is important in relation to the material that, um, we are going to be presenting here today. It seems that we didn’t make it on to two pages. In any case, um, on a more serious note, um, about the outlook, about our direction and approach, and growth plans, and then afterwards I’ll, I’ll be happy to take some questions. But I want to spend most of my time on what BHP Billiton is doing in order to get maximum benefits from these demand conditions that I have described. And, er, I’m going to unashamedly, given that there are probably quite a few people that, er, are receptive to a strong growth story, I am going to talk about growth and touch on a couple of point, a couple of points.

IV.	Industry Outlook and Growth

1.	Demand Growth

Our base case outlook is that demand is expected to continue to grow. All of us know that stronger demand has led, over the last couple of years, to higher than historical prices. We are also keenly aware that China has been, and will continue to be, a large driver for this demand for commodities. And just perhaps one slide to illustrate that. This slide shows the consumption of steel across a wide range of economies. We have plotted here just, er, per capita steel usage against GDP, and we see that during industrialisation there is an almost linear relationship between steel demand and GDP per capita. In fact, if you look very closely you can see that for the Chinese example that we’ve got there, that each unit of GDP is about five times as steel-intensive as an equivalent unit of GDP in the United States or in Europe.

And we see that the China line in particular is even steeper than, um, some of the other countries that have industrialised. As we see that China is industrialising and urbanising at the same time, and for many materials-intensive goods are, is actually adopting earlier adoption curves than many of the other economies that we’ve seen. And these processes obviously, while I’ve illustrated that for steel here today, go much beyond steel into all of the ranges areas of products that we make. So, we are very bullish on the long-term demand growth for our products.

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2.	Industry Challenges

a.	China’s industrialisation

Now, the rapid and fundamental growth and demand in China has meant that the full range of products are required, and we have said before that the industrialisation of China has given its population the desire for cars, air conditioners, mobile phones and many of those other quality-of-life products and services, all of which are driving the hunger for resources across a broad base of many of the products that, er, that we produce. Let’s take a little bit of a, a deeper look of, er, of, of the effects of urbanisation and industrialisation on a simultaneous basis. We’re talking about a country that is building whole new cities; 84 cities in the top three tiers in 2005, and that will grow to 143 cities of similar scale by 2020. Huge implications for the minerals, metals and energy sectors.

b.	Supply side

Now, this unique, unprecedented demand growth, um, is a unique opportunity for our industry, but it has also created its own set of challenges. We all know and we can see and we can read in the newspaper that the world is experiencing supply-side issues when it comes to energy and when it comes to resources. There are clearly enough resources in the earth’s crust to satisfy the world’s appetite, but the industry as a whole has not moved quickly enough to feed that need that exists. Why? There is a whole range of reasons, perhaps most obviously, and not least importantly, a cautionary approach by some in the industry, afraid of overestimating demand. A lot of these people had their experiences built during the, er, lull in demand in the ‘70s and ‘80s, and have found it difficult to break out of the mindset into a scenario where there is real growth for our products.

c.	Rising costs

The industry, because, er, these constrains exists in, in, in thinking and otherwise, not only in our primary industry, but also in all of the sub-contractors, all of those that service this industry, the industry has experienced real and substantial and continuing inflationary cost pressure. Paradoxically, inflationary cost, higher, um, materials costs and so on, serve not to accelerate but sometimes serve to retard the pace at which people approve, er, projects. And when you add to that the significant shortage of labour, skilled human resources, infrastructure constraints and so on, it soon becomes for the industry quite challenging to deliver large projects. And against this backdrop of demand that I’ve sketched, we’re going to need these large projects to feed that demand, and we are going to have to deliver more product more quickly.

d.	Delivery of projects

Given the intense pressure our industry is putting on the world’s resources therefore to deliver massive projects, as fast as possible, across the globe it is also important to look at how the industry has evolved to ensure that the impacts that it has, that it manages those as well as possible on the way through, and to actively and proactively and positively contribute to global issues. Now, one of the reasons why mining was regarded as ‘old economy’ only five years or so ago was that the perception, the perception of the mining industry as something did little more than strip, strip the earth of resources, sell the, er, resources in the global trade, to markets which would add value to it, and the industry was really seen as something that really fed resources into the, er, to the development of other industries and other countries. And therefore the industry was seen to be

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digging up low-value and non-replaceable resources, primarily in the southern hemisphere, without much benefit to those communities and environments in which it operated.

But how things have changed. As well as being seen as the driver of strong economic growth in some of those regions, I believe the resources industry is also leading the way in environmental management, community development, support, as well as technological innovation. The reality is now that for a company of the size and scale of BHP Billiton to successfully earn the right to develop projects in often socially-disadvantaged and environmentally-sensitive parts of the world, we must set the highest standards, we must be seen to meet those standards and exceed them, every time.

3.	Sustainable Development

And one of the ways that our company ensures that we contribute to the communities in which we operate is through a formula that dictates applying at least 1% of our pre-tax profit to community programs. Last year, on the back of record profits, we were able to spend more than $100 million in this way. This year it will be more. And let’s just go through a few of those examples. Programs such as anti-malaria mosquito spraying in Africa, HIV programmes, girls’ education program and women’s entrepreneurs in Pakistan, and human rights education in Colombia, and many others too numerous to mention here. Importantly for us, it’s the people that work at our local operations who make the decisions on how this money should be spent, and then work with their local communities to implement programs that specifically meet their needs and help them equip for a future beyond just our range of activities.

So, we are making a tangible and lasting difference to the economic and social development of the communities in which we operate, in addition to supplying the products that are lifting hundreds of millions of people out of poverty in their, in our customers’ countries. And through doing this, we hope other communities and other governments throughout the world will see the benefits of partnering with BHP Billiton in developing their natural resources. Today, the industry therefore, at least at our level, recognises that it must plan for the restoration of the areas that it impacts, that it must leave a sustainable environment, as well as sustainable communities, once assets have reached the end of their economic lives. And so, today also, in my view, we should be prepared to walk away from any project where the environmental issues are too great to be managed responsibly.

4.	Technology

Now technology, and the way, the effort we put into research and development of new technology, has also transformed the way we do business, and will continue to transform the way we do business. Increasingly we are moving towards the use of remote equipment at our operations, continuing to remove the very real risks of large machinery in close proximity to people. Operating remotely is also changing the ‘dirty’ face of the industry, meaning that more of our people are working in the comfort of city or regional offices, rather than in the often, er, inhospitable, er, locations where the world’s natural resources are. And in saying this, I am fully aware that there are people in our industry who wouldn’t leave the mesmerising Australian outback, or the remote and wintry climate of Canada, of northern Canada, for anything. But we need as an industry to recognise that we will only continue to attract the brightest and most talented recruits from around the world if we can offer a range of competitive living and working conditions, as well as interesting and varied development opportunities.

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V.	BHP Billiton’s Strategy and Approach

1.	Maintaining Commitment

Now let’s talk a little bit about our strategy and approach. Since the merger of BHP and Billiton in 2001, we have single-mindedly focused on large, low-cost, export-oriented, um, assets that are profitable over the long term, assets that are diversified by geography, commodity and by market. And as I have touched on, on top of this very simple core strategy of tier one assets, we have an overriding commitment to safety, environment, zero harm to the communities in which we operate, and to ethical behaviour.

2.	Tier One Assets

So what is a tier one asset? It is worth reflecting, our, er, on our emphasis on tier one assets. A tier one asset is a large, low-cost asset of scale and by focusing on these tier one assets we are able to deliver more value for longer. These assets are robust under all conditions. However, and particularly as we are talking about high demand scenarios here today, the real value of these assets are exposed during times of high prices, as we have now, where they can be expanded as needed to, er, to meet increased demand. Tier one assets in the BHP Billiton context gives us fewer, larger, simpler, more expandable opportunities. And I also want to reiterate as part of that mantra our belief in sticking to upstream activities. It is about doing things and keeping to what we know best and where we can add value. We want to concentrate only on those parts of the resource cycle where our experience gives the most advantage.

VI.	Management

1.	Simplicity

One of our core strengths is our management philosophy. Er, we have a simple approach to business as we have a simple approach to what assets we want to own. Three principles that have ensured that we have continually achieved on our strategy is: firstly, simplicity in everything we do, starting with types of assets that we want to own; secondly, accountability within each business that we own; and, thirdly, linking back to the comments that I made on talent and attracting talent, a global talent focus to make sure we’ve got the best people in the business. When I talk about simplicity, I’m talking about the very heart of our organisation. Our commitment to keeping it simple keeps us focused on the most important drivers of value for our shareholders.

2.	Talent

In terms of our talent pool, an organisation as geographically diverse as we are, it’s very essential that we have the people that can understand all of the environments in which we do business. Our group management committee is made out of six people from five different nations: Australia, America, South Africa, Brazil and Colombia. Our 10 business unit presidents have their origins from four nations and do their business from six cities around the world. This diversity that we’ve got at the senior management level is also amplified throughout the rest of the organisation. For example, in our Marketing organisation, which is a single organisation, which has got most interaction with our customers, hails from 43 different nationalities. So our approach is very

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simple, straightforward and effective, and it’s about simplicity; it’s about accountability; and it’s about global talent.

3.	Returns

That, along with a large pipeline of growth options in our existing assets, make us perfectly positioned to pursue the fantastic opportunities that the market offers right now. Illustrating the above points, our consistent strategy has led to outstanding returns for our shareholders since 2001. I want to stress that the period from 2001 is not randomly generated; it’s in fact the entire period that the company has been constituted in its current form as a dual-listed company, BHP Billiton.

During this time, we’ve expanded our volume by about 8% a year, and our ability to do this and capture price opportunities across a wide, sorry, across the range of our high-margin businesses has enabled us to deliver compound shareholder returns of 30%, 30% per year over those six years. It’s clear, therefore, that this strategy has worked, but rather than just look backwards, I also want to talk about future growth.

VII.	Future Growth

1.	High Margins

Firstly, it’s worth having a look at the portfolio we’ve created across that diversified commodities base that forms the basis of our growth. Clearly at the moment, on the back of that high demand, we are enjoying some very high margins, making the most of the current environment. You can see over the last few years this has created outstanding results. Between 2002 and 2007, we’ve increased our EBITDA by 400% to more than 23 billion. We believe that there are many industries in the world that would be more than happy to have the lowest margins that we’ve got in our portfolio. Particularly when you look at our iron ore and stainless steel margins at 52%, our base metals margin of 70% and our petroleum margin of 75%, it really drives home the true benefits of that diversification across energy, ferrous and non-ferrous. And, and just a reminder: the numbers that we’re showing here are historic numbers; they don’t take into account the recent and very significant price increases in iron ore, manganese, coking coal, petroleum and so on.

2.	Growth Pipeline

a.	Tier-one growth opportunities

Importantly our future focus for growth also has this emphasis on high-margin commodities. Many of you have seen this pipeline before, but there are a few features worth reiterating. This pipeline represents about $85 billion of growth focused on tier-one opportunities at a time of historically high prices. Twenty-eight of these projects are already in development or are feasibility studies and, thirdly, most of our growth is focused on the highest-margin business, in which we have a clear advantage.

b.	Petroleum

Let’s just reflect for a minute on a few other aspects of the pipeline. If we look at Petroleum in particular – currently our highest-margin business – we have significant expansions planned in the North West Shelf and the Gulf of Mexico. And, based on things that my colleague, Mike Yeager,

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has, er, is fond of saying, ‘you can stand on or you can touch’, right now we expect a 10% compound annual growth rate in Petroleum through 2011, obviously at a time of historically high petroleum prices.

c.	Energy

But you can also see from this chart that, in that Petroleum business, there are substantial growth options beyond this. As part of our broader energy portfolio, Petroleum is an absolutely core part of our business and, in 2008, it will account for the largest single individual share of our investment spend. Secondly, and some of you might attend our briefing tomorrow; we are also expanding our industry-leading Carbon Steel Materials business across the product ranges of manganese, coking coal and iron ore.

d.	Olympic Dam

And, in Olympic Dam in south Australia, after a drilling campaign of hundreds of millions of dollars that lasted three years, it’s now the fourth-largest copper deposit in the world, fifth-largest in gold and by far the largest uranium deposit. In fact, I believe this to be one of the greatest ore bodies ever discovered. And we are currently planning several phases of expansion there, taking it from about 180,000 tonnes of copper per year, 4,000 tonnes of uranium to ultimately 730,000 tonnes of copper per year and 19,000 tonnes of uranium. Of course, the advantage with Olympic Dam, just as it is with the rest of our portfolio is that it, predominantly with the rest of this growth portfolio, isn’t that, is that it just isn’t, isn’t just a concept. It isn’t a greenfield site; it isn’t something that has got to be built from scratch; it’s an operating mine. Brownfield expansions of this kind are cheaper, easier, faster and much lower risk than their greenfield equivalents.

3.	Growth Rate

What does this mean for our future growth? Our strong asset and expansion pipeline points to future growth of about 7% per annum over the next five years. And this growth excludes any project that’s, sorry, this excludes any project that will not be delivered during that timeframe and, for projects that will be only partially ramped up at the end of the period, includes only the proportional contribution. We’ve chosen this period because it corresponds with our five-year planning cycle and, quite frankly, it’s very hard beyond the five-year horizon to predict exactly which product will come in when, from that huge quality pipeline that we’ve shown. And as we’ve said and continue to repeat, our growth is particularly valuable because it’s focused on those high-margin opportunities and a large proportion, around 85% or so of the growth that we’ve shown in this projection that we’ve shown here, will come from lower-risk brownfield development.

4.	Oil Prices

I’ve mentioned the importance of our Petroleum business but, given the global focus on the topic at the moment, I wanted to touch on an aspect of petroleum prices that we perhaps don’t reflect on frequently enough, and that hasn’t had much attention in our industry. That is the competitive advantage that high oil prices give tier-one producers, whose resources are relatively close to their markets. Let me repeat that: the competitive advantage that we get during prices of high, er, during high oil prices of having our assets close to their market of where the product has got to go.

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5.	Freight Benefits

Why? The higher the oil price, the higher the shipping cost, because ships consume, er, oil. And hence, the larger the advantage for those operators with assets, on balance, closer to the epicentre of growth, being Asia and north Asia in particular. As the world-leading producer of coal, iron ore, nickel, copper, manganese, where a material portion of these, um, products, originate from assets in Australia and are being sold largely into Asian markets, BHP Billiton is positioned to benefit greatly from significantly lower average freight costs than those incurred by competitors whose assets are in regions farther away from their markets. Of course, in addition, we also benefit from an oil hedge due to our Petroleum business. As an example, a 10% increase in the price of oil at our current production volumes implies an approximately $770 million per annum uplift in EBIT, or an approximately $650 million of net EBIT after taking into account the increase on our cost base. So, in a competitive industry such as ours, high oil prices, particularly with our portfolio, high oil prices bring some benefits to us.

VIII.	Conclusions

Now, just a couple of points before I wrap up and take some questions: all of us in this room share the same fortune to be part of a truly dynamic industry at a time that is absolutely brimming with opportunity. For BHP Billiton’s part, we have had a consistent strategy to capture these opportunities and to continue generating value for our shareholders.

On our own, BHP Billiton therefore has a truly exceptional future. If our takeover of Rio Tinto is successful, and I believe it will be, the combination will create even more value for shareholders. There are unique overlaps and opportunities between these two sets of assets. Our relentless focus on a core strategy, overlaid with a management philosophy of accountability and simplicity, together with an emphasis on a global talent pool, positions us well to take that combined entity to even greater successes than either company could build on its own.

One plus one can indeed equal three or, if you will, two plus one can indeed equal five. It also delivers shareholders in an exciting opportunity to participate in the world’s largest diversified resources company, and what will be one of the world’s greatest companies. But, with or without Rio Tinto, BHP Billiton will, just as it has, continue to deliver exceptional performance.

Thanks for your time today, and I’m happy to answer any questions.

Questions and Answers

Ian Howarth

Thanks very much, Marius, and, as you said, very happy to take some questions. We do have two roving microphones being passed around the room by my Steering Committee colleague, Peter Rudd, and by [Marcus Cogne?] at the back of the room. If anyone would like to ask a question, please stand up and a microphone will be brought to you. If you wouldn’t mind identifying yourself and your affiliations… Er, we have time for several questions, so, er, Marius is very happy to take us many as you. I think we have the first one over here on the left.

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Michael Spriggs, Chairman, Ariana Resources

I’m Michael Spriggs. I’m Chairman of Ariana Resources, a junior gold-mining and development company in Turkey. It seems to be that it’s one thing… I appreciated very much your comments. You at the outset identified as your prime target what you call ‘tier-one assets’. It’s all very well but, as we all know, there is a huge competition for great tier-one assets. The Newmonts and Barricks and Rio Tintos of this world are all competing with you for tier-one assets. Um, how do you intend to continue the pipeline? How will you find these things? We juniors are doing all we can. Er, to replace those millions of ounces ever year is proving a very daunting task.

Marius Kloppers

Michael, it would be great if I could see where you’re sitting, because I actually can’t… If you just wave your hand, um, that would be great. Thank you.

Um, I think a couple of the elements of an answer can be found in what I’ve said in my presentation here, that the longevity, the resource base of the assets that we’ve got actually don’t necessitate us to be on a treadmill on a quarter-by-quarter or year-by-year basis. Additionally we have been very, very fortunate to have done some great identification of future core assets during the last couple of years. I see no reason why we can’t continue to lead the curve in terms of identification of those assets. Let me just stand still on a couple of, er, of new things that are going to come into our portfolio, some of which you will have heard about and some which you may not even have heard about.

We’ve got an absolutely world-class resource in potash in Canada, which was based on a view taken that the agricultural commodities would go in the same direction as the, er, the more metals-oriented minerals and so on. We bought that asset for not a lot of money, and I think that it’s got the real opportunity that, perhaps with upside, we could invest billions – perhaps $10 billion over the next decades – and take that into a very, very significant producer of potash. There literally could be, you know, multiple-decade if not beyond that life in that asset. Take our identification of the Olympic Dam asset at a time – and I don’t have the exact figure here – when we bought that asset, it might have had about 3 billion tonnes of ore declared in that ore body. I think that the, the number now is very close to 8 billion tons. So, we have been very good at identifying things that will be large, and, and, and, and, and, and will continue to drive our business, not only through the drill bit but commercially as well. And I think that those opportunities will continue to manifest themselves.

Jeff Sparshott, Dow Jones

Hi, Jeff Sparshott with Dow Jones. Rio Tinto just announced iron ore price settlements with Baosteel: 96.5% on lump, 79.9% on fines. I was just wondering if you could say what impact you think this will have on BHP’s negotiations.

Marius Kloppers

Obviously, I haven’t had the benefit of seeing the official settlement while I was standing up here, although there have been a lot of rumours going round over the er, over the er, over the last couple of hours with increasing sort of, um, accuracy I think. Um, I can perhaps reflect on what I’ve been saying to people over the last couple of weeks as they’ve asked me about settlements and so on.

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Um, I said that I saw a lot of, um, you know, sort of straw men being floated in the press, and that I thought that, um, a settlement was probably quite close. So thank you for that confirmation.

Er, in terms of, if I just quickly, um, look at, er, that settlement – obviously not a lot to comment about that, on that, but, er, yes I think that it, er, reflects at least part of what we started off four or five years ago, which is this freight differential. I mean I’m very happy that the market seems to be starting to recognise that this is a necessary thing to price product properly. And, er, I can only reflect on the fact that this, er, this settlement indeed, finally, after many years of hammering on the door has got some element into that. As to any knock-on effects of this settlement, er, I wouldn’t care to speculate on that at this stage, and I hope you understand that, Jeff.

Mark Smyth, CEO, Cityview

Mark Smyth, Cityview Corporation. I saw on your plans for the future next Olympic Dam, you had a large circle for Angola and the DRC. Can you tell us a bit more about your plans for that?

Marius Kloppers

Um, the DRC and, um, Angola are more of an early-stage than some of the other opportunities that we’ve got in our portfolio. It centres around base metals and diamonds more than anything else. Er, beyond, er, you know that general and broad comment, I actually can’t give you any detail today.

Danny Fortson, Independent

Hi, Danny Fortson from the Independent. Just a question on China: um, last week the government pushed through 20% price increases in petrol and some think this could be kind of the beginning or the tipping point, whereas growth really slows down there. I was wondering if you still really, truly believe that the growth rates will continue as they have and, if they don’t, what that might mean for your business. Thanks.

Marius Kloppers

I haven’t seen a detailed analysis of exactly what the increased energy prices will, will do to Chinese growth rate. The best estimate that I have seen is that the leakage is to the tune of 0.1% or 0.2% of GDP. Er, I don’t have any, any, er, any better impact assessment other than to reflect on the fact that China, we shouldn’t forget, is largely a coal-based economy. Coal is the predominant energy supply source; coal is the predominant medium for generating electricity and so on. So, while oil prices are significant, while China is a huge and growing oil consumer and importer, the impact of an oil price increase such as we’ve seen is often not as dramatic on the growth rate of China or, indeed, on other inflationary conditions, as we would, er, first assume at a first glance.

23 June 2008	12